U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-51658

MICROSMART DEVICES, INC.

(Name of registrant as specified in its charter)

Nevada	87-0624567
(State of Incorporation)	(I.R.S. Employer Identification Number)

3046 E. Brighton Place

Salt Lake City, Utah 84121

 (Address of principal executive offices)

(801) 201-7635

 (Registrant’s telephone number, including area code)

MICROSMART DEVICES, INC.

3046 E. Brighton Place

Salt Lake City, Utah 84121

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

      This Information Statement is being delivered on or after May 11, 2007, to the holders of shares of common stock, par value $0.001 of Microsmart Devices, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of a new member to the Company’s Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

      Effective May 11, 2007, Mark L. Meriwether, the principal shareholder of the Company (“Meriwether”), entered into a Stock Purchase Agreement (the “Agreement”) with Crowther Holdings LTD, a Turks and Caicos Islands company (“Crowther”), pursuant to which, among other things, Meriwether agreed to sell to Crowther and Crowther agreed to purchase from Meriwether, 848,391 shares of common stock, par value $0.001 per share (“Common Stock”), of the Company owned of record and beneficially by Meriwether (the “Purchased Shares”).   Crowther is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).  The aggregate purchase price for the Purchased Shares is $750,000, or approximately $.884 per share.  The Purchased Shares represent approximately 73.3% of the 1,157,472 issued and outstanding shares of Common Stock.  The purchase and sale of the Purchased Shares will take at a closing (the “Closing”) to be held on May 16, 2007.  $600,000 of the $750,000 purchase price for the Purchased Shares will be paid at the Closing, $50,000 will be paid on or prior to July 31, 2007, $50,000 will be paid on or before August 31, 2007 and $50,000 will be paid on or prior to October 1, 2007.

At the Closing, Meriwether, Crowther, the Company and Hirshfield Law, as Escrow Agent (the “Escrow Agent”), will enter into a Share Escrow and Reset Agreement (the “Escrow Agreement”), pursuant to which, among other things: (i) Meriwether will deliver to the Escrow Agent at the Closing a certificate evidencing 150,000 shares of Common Stock owned of record and beneficially by Meriwether that were not included in the Purchased Shares; and (ii) Crowther will deliver to the Escrow Agent at the Closing a certificate evidencing 150,000 of the Purchased Shares owned or record and beneficially by Crowther.  The 150,000 shares of Common Stock delivered to the Escrow Agent by Crowther will be forfeited to Meriwehter if Crowther fails to pay the $150,000 deferred portion of the purchase price in full.   The Escrow Agreement provides that the 300,000 shares of Common Stock delivered to the Escrow Agent by Crowther and Meriwether shall remain in escrow for the earlier of a period of two years commencing on the date of the Closing or when the Meriwether Common Stock has been registered with the Commission for resale in an effective registration statement (the “Reset Period”).  The Escrow Agreement also provides that if at any time during the Reset Period the Common Stock of the Company shall be split into a smaller number of shares (a “Reverse Stock Split”) such that the shares outstanding before the Reverse Stock Split (the “Pre Split Shares”) shall be converted into a smaller number of shares outstanding after the Reverse Stock Split (the “Post Split Shares”), Meriwether will be entitled to receive without further consideration from Crowther a number of Post Split Shares (the “Reset Shares”) such that Meriwether shall own, after giving effect to the Reverse Stock Split and the delivery of Reset Shares, a number of Post Split Shares equal to the number of Meriwether’s Pre Split Shares then held in escrow by the Escrow Agent.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

      In connection with the Agreement, a change of control will be effected.  Crowther will own approximately 73% of the Company’s issued and outstanding voting Common Stock following its acquisition of the 848,391 Purchased Shares at the Closing.  After the expiration of the 10-day period referred to in Rule 14f-1 (“Rule 14f-1”) promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Meriwether, the sole director and officer of the Company, will resign as the sole director and officer of the Company after electing Greg D. Morgan (“Morgan”), the sole beneficial owner of Crowther, to succeed him as the sole director and officer of the Company.  Prior to the Closing, Meriwether owned of record and beneficially 998,391 shares of Common Stock of the Company, which represents approximately 86.3% of the outstanding Common Stock.  After giving effect to his sale of the Purchased Shares, Meriwether will own of record and beneficially 150,000 shares of Common Stock of the Company, which will represent approximately 1.3% of the outstanding Common Stock of the Company.  Following the Closing and the expiration of the 10-day period referred to in Rule 14f-1, the Board of Directors of the Company and the Company’s officers shall consist of the following person:

Name	Age	Position
Greg D. Morgan 14 Notcutts East Bergholt Colchester Essex, United Kingdom Co7 6ts	44	Director, Chief Executive Officer, Chief Financial Officer and Secretary

Greg D. Morgan will hold office until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. Since March 2003, Morgan has owned a successful wine bar and bistro for up to 50 covers and acted as a consultant to various companies and private clients with respect to project finance and wholesale insurance and reinsurance.  Between 1989 and 2003, Morgan was an independent futures trader of his own funds on Euronext.Liffe (known until 2002 as the London International Financial Futures and Options Exchange.

      Morgan is not a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.  Officers serve at the discretion of the Board of Directors.

Voting Securities of the Company

      On April 30, 2007, there were 1,157,472 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

 Security Ownership of Certain Beneficial Owners and Management

      The following table shows information concerning the identification and address of each person who prior to the Closing was the beneficial owner of more than 5% of the Company’s 1,157,472 shares of Common Stock, the Company’s only outstanding class of voting securities and each person that was an officer or director of the Company:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Mark L. Meriwether[1] 3046 E. Brighton Place Salt Lake City, Utah 84121	Common Stock	998,391	Direct	86.3%

Certain Relationships and Related Party Transactions

      There are no material relationships between the Company and the current officer and director or the person expected to become the director and executive officer of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

Changes in Control

     Since June 4, 2004, Meriwether has served as the Chief Executive Officer, Treasurer and Secretary of the Company and the sole director of the Company, and he has held the right to vote the shares of Common Stock of the Company referred to in the above table, 138,364 of which were acquired in October, 2006, by purchase, and 300,000 of which were acquired in May, 2006, by gift.

      Until the expiration of the 10-day period referred to in Rule 14f-1, Meriwether will remain as the sole officer and director of the Company, but from and after the Closing, Meriwether will no longer be deemed to be in control of the Company. The following table sets forth the name and address of each person who will be the beneficial owner of more than 5% of any class of voting securities of the Company or as an officer or director of the Company following the purchase of the Purchased Shares, and the shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Greg D. Morgan 14 Notcutts East Bergholt Colchester Essex, United Kingdom Co7 6ts	Common Stock	848,391 Through	Indirect Crowther	73.3%

All officers and directors as a group (1 person)	Common Stock	848,391 Through	Indirect Crowther	73.3%

Legal Proceedings

      The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Agreement, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

1 Prior to the Closing and until the expiration of the 10-day period contemplated by Rule 14f-1, Mr. Meriwether was and will be the Company’s sole officer and director.  Under the terms of the Agreement, after the Closing, 150,000 of these shares will be subject to a “lockup” for a period of the earlier of two years or until thee shares are registered with the Commission in an effective registration statement and held in escrow pursuant to the Escrow Agreement.

Compensation of Directors and Executive Officers and Other Matters

      No compensation or remuneration was paid to any Executive Officer or any member of the Board of Directors of the Company or any other person in those capacities during the last three fiscal years ended December 31, 2006, or during 2007. There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

      Because the Company has had no business operations and has had one director and executive officer since June 4, 2004, the Company has not established standing audit, nominating or compensation committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

     Likewise, the Company has no charter for its Audit Committee. The Company has no website. Following the Closing, it is intended that the Board of Directors will include at least one person who qualifies as an independent audit committee financial expert.

     The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

      During the fiscal year ended December 31, 2006, the Director executed one unanimous written consent without an actual meeting.

Compliance with Section 16(a) of the Exchange Act

      Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the Commission initial reports of ownership and reports to changes in ownership of Common Stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

      To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of May 10, 2007, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% beneficial owners were complied with.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

MICROSMART DEVICES, INC.

A Nevada corporation

By: /s/Mark L. Meriwether

           Mark L. Meriwether

           Chief Executive Officer, Treasurer and Secretary

May 16, 2007